Exhibit 99.1

NASA Deploys Medigus’ micro ScoutCam™ Miniature HD Camera

During Robotic Refueling Mission

- Advanced CMOS camera to be launched into space to help broaden satellite servicing capabilities -

OMER, Israel, December, 6, 2018 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that the National Aeronautics and Space Administration (NASA), has incorporated Medigus’ micro ScoutCam™ 8.0 HD, the world’s smallest HD camera and illumination solution, into its Visual Inspection Poseable Invertebrate Robot 2 (VIPIR2). VIPIR2, a robotic, multi-capability inspection tool being used as part of NASA’s Robotic Refueling Mission 3 (RRM3), was launched into space on December 5, 2018.

RRM3 builds on the first two phases of International Space Station technology demonstrations that tested tools, technologies, and techniques to refuel and repair satellites in orbit. NASA’s second phase of the Robotic Refueling Mission incorporated micro ScoutCam™ 1.2 at the end of a deployable video borescope to demonstrate camera inspection capabilities in May 2015 – making RRM3 the second project between NASA and Medigus. The collaboration is the result of an official tender bid with the United States government.

“Medigus is honored to support NASA on RRM3, which is crucial for advancing technologies that will allow replenishing vital supplies in space,” said Chris Rowland, Chief Executive Officer, Medigus. “We pride ourselves in our ability to offer custom-tailored optics and seamless integration, and believe our innovative technology will greatly contribute to this next phase of the mission.”

The micro ScoutCam™ 8.0 HD, custom designed for NASA, features one module consisting of both HD camera and illumination, and serves as the borescope camera on VIPIR2. The versatility of micro ScoutCam™ 8.0 HD is supported by attributes including its miniature size, remarkable image quality, state of the art customizable optics, waterproof materials and its adaptability in extreme temperatures.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus makes persistent efforts to gain MUSE adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange Ltd.). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

About the micro ScoutCam™ Portfolio
As an expert in micro-endoscopic devices, Medigus developed the micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes micro ScoutCam™ 1.2, which to the best of the company’s knowledge, is the smallest in the world. micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam portfolio’s design. All micro ScoutCam cameras are manufactured at Medigus’ facilities, in a controlled environment, ISO 7 per the ISO 14644-1:2015 Standard and 13485:2016 for Quality Management System.

About RRM3
NASA’s Robotic Refueling Mission 3 (RRM3) builds on the first two phases of International Space Station technology demonstrations that tested tools, technologies and techniques to refuel and repair satellites in orbit. RRM3 will demonstrate innovative methods to store, transfer and freeze standard cryogenic fluid in space. The technologies are applicable to satellite servicing and to enabling long duration journeys to destinations like the Moon and Mars. The mission is currently scheduled to launch to the space station in 2018 aboard the SpaceX Commercial Resupply Services mission 16 and has a projected two-year lifespan. RRM3 is developed and operated by the Satellite Servicing Projects Division at NASA’s Goddard Space Flight Center in Greenbelt, Maryland, and managed by the Technology Demonstration Missions program within NASA’s Space Technology Mission Directorate.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com